(Integrys Energy Group, Inc. letterhead)

March 12, 2010

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:      Integrys Energy Group, Inc.
Registration Statement on Form S-3 (Registration No. 333-165093)

Ladies and Gentlemen:

Integrys Energy Group, Inc., a Wisconsin corporation (the “Registrant”), hereby makes this application to withdraw the Registration Statement on Form S-3 (Registration No. 333-165093), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on February 26, 2010, together with all exhibits thereto (the “Registration Statement”), pursuant to Rule 477 promulgated under the Securities Act of 1933.  The Registrant is withdrawing the Registration Statement because it was incorrectly filed as a regular registration statement, “S-3”, and not as an automatic shelf registration statement, “S-3ASR”.  No securities were sold under the Registration Statement.

The Registrant will re-file the Registration Statement as a “S-3ASR” later today.  The Registrant respectfully requests that the Commission grant the application of the Registrant to have the Registration Statement withdrawn and issue an appropriate order to be included in the files of the Registrant and/or the Registration Statement to the effect that it has been “Withdrawn upon request of the registrant, the Commission consenting thereto.”

Very truly yours,

/s/ Barth J. Wolf

Barth J. Wolf
Vice President, Chief Legal Officer and Secretary